EXHIBIT 11

COMPUTATION OF BASIC AND DILUTED

EARNINGS PER SHARE

(UNAUDITED)

	For the Three Months Ended
	March 31, 2016	March 31, 2015
Number of shares on which basic earnings per share is calculated:
Weighted-average shares outstanding during period	961,729,448	988,149,972
Add – Incremental shares under stock-based compensation plans	2,020,910	3,420,804
Add – Incremental shares associated with contingently issuable shares	620,023	761,826
Number of shares on which diluted earnings per share is calculated	964,370,381	992,332,602

Income from continuing operations (millions)	$2,016	$2,415
Loss from discontinued operations, net of tax (millions)	(3)	(88)
Net income on which basic earnings per share is calculated (millions)	$2,014	$2,328

Income from continuing operations (millions)	$2,016	$2,415
Net income applicable to contingently issuable shares (millions)	–	–
Income from continuing operations on which diluted earnings per share is
calculated (millions)	$2,016	$2,415
Loss from discontinued operations, net of tax, on which basic and diluted
earnings per share is calculated (millions)	(3)	(88)
Net income on which diluted earnings per share is calculated (millions)	$2,014	$2,328

Earnings/(loss) per share of common stock:

Assuming dilution
Continuing operations	$2.09	$2.44
Discontinued operations	0.00	(0.09)
Total	$2.09	$2.35

Basic
Continuing operations	$2.09	$2.45
Discontinued operations	0.00	(0.09)
Total	$2.09	$2.36

Stock options to purchase 1,163,996 shares and 48,202 shares were outstanding as of March 31, 2016 and 2015, but were not included in the computation of diluted earnings per share because the options' exercise price during the respective period was greater than the average market price of the common shares, and, therefore, the effect would have been antidilutive.

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